June 18, 2025

Bin Xue
Chief Executive Officer
WEBUY GLOBAL LTD
35 Tampines Street 92
Singapore 528880

       Re: WEBUY GLOBAL LTD
           Draft Registration Statement on Form F-1
           Submitted June 9, 2025
           CIK No. 0001946703
Dear Bin Xue:

       This is to advise you that we do not intend to review your registration statement.

       We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Brian Fetterolf at 202-551-6613 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Yarona Yieh